

CREWS & ASSOCIATES, INC.

December 31, 2025

Statement of Financial Condition (Audited)

521 President Clinton Ave, Suite 800
Little Rock, Arkansas 72201
501-907-2000
Member SIPC & FINRA

Pursuant to Rule 17a-5 of the Securities and Exchange Commission the Statement of Financial Condition of Crews & Associates, Inc. as of December 31, 2025 is available for examination at the principal office of the Company, and at the Fort Worth, Texas regional office of the Commission.

CREWS & ASSOCIATES, INC.

Statement of Financial Condition (Audited)

December 31, 2025

Table of Contents



Report of Independent Registered Public Accounting Firm

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Crews & Associates, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe our audit provides a reasonable basis for our opinion.

Frost, PLLC

Independent Registered Public Accounting Firm

We have served as the Company's auditor since 2000.

Little Rock, Arkansas
February 27, 2026

Little Rock, Arkansas | Fayetteville, Arkansas | Raleigh, North Carolina
Scottsdale, Arizona | Yuma, Arizona | Naples, Florida | **www.frostpllc.com**

An Independent Member of the BDO Alliance USA

CREWS & ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	10,807,573
Receivables from clearing broker		12,540,797
Marketable securities owned, at fair value		29,128,497
Furniture, equipment and leasehold improvements, net		2,060,255
Operating lease-right-of use assets, net		4,604,269
Net deferred tax asset		3,790,351
Income tax receivable from parent		769,521
Cash surrender value of life insurance policies, at fair value		17,759,228
Employee loans receivable and covenants not to compete, net		723,996
Goodwill		772,574
Crews Core financing receivable		2,300,000
Other assets		3,973,868
Total assets	$	89,230,929

Liabilities and Stockholder's Equity

Accrued expenses and other liabilities	$	4,534,870
Marketable securities sold, not yet purchased, at fair value		819,031
Operating lease liabilities		4,621,721
Nonqualified deferred compensation liability, at fair value		18,931,866
Income tax payable		219,880
Total liabilities		29,127,368
Stockholder's equity		
Common stock, $.0005 par value, 5,000,000 shares authorized and 853,220 issued and outstanding		427
Additional paid-in capital		3,488,692
Retained earnings		56,614,442
Total stockholder's equity		60,103,561
Total liabilities and stockholder's equity	$	89,230,929

The accompanying notes are an integral part of this statement of financial condition.

Notes to Statement of Financial Condition

December 31, 2025

1. <u>**Description of Business**</u>

     Crews & Associates, Inc. (the "Company" or "Crews") is a full service, introducing registered broker-dealer. The Company is located in Little Rock, Arkansas and is 100% owned by Crews Core Holding Company ("Crews Core"), which is 100% owned by First Security Bancorp (the "Parent").

     Crews is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Crews' securities transactions are made primarily with individuals, financial institutions, private organizations and other broker-dealers. The Company clears its brokerage business and trading activity on a fully-disclosed basis with Pershing LLC ("Pershing").

2. <u>**Summary of Significant Accounting Policies**</u>

    a. **Basis of presentation** – The statement of financial condition of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    b. **Revenue recognition –** The Company accounts for revenue under the provisions of ASC Topic 606 "Revenue from Contracts with Customers". The guidance is a comprehensive revenue recognition model that requires the Company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

       Securities Transactions - Marketable securities owned, at fair value and Marketable securities sold, not yet purchased, at fair value are recorded on a trade date basis and carried at fair value.

       Information on remaining performance obligations – The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less, which represent all of the Company's performance obligations.

       Contract costs – The Company capitalizes costs to fulfill contracts associated with investment banking engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. The Company did not have any capitalized costs to fulfill as of December 31, 2025.

    c. **Cash equivalents** – The Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2025, the Company did not hold investments considered to be cash equivalents.

    d. **Marketable securities owned and sold** – Marketable securities owned and sold are comprised of securities used for trading and are recorded at fair value. The fair value of marketable securities includes accrued interest receivable of $208,636.

    e. **Furniture, equipment and leasehold improvements** – Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (three to fifteen years). Leasehold improvements are amortized over the shorter of the respective lease term or the life of the asset.

    f. **Impairment of long-lived assets to be held and used** – The Company reviews the carrying value of long-lived assets for impairment whenever certain triggering events or changes in circumstances indicate that the carrying amounts of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the excess of the carrying amount over the fair value of the assets. The Company reviewed the impact of the results from operations and determined that there was no impairment of long-lived assets as of December 31, 2025.

    g. **Goodwill –** Goodwill is evaluated for impairment by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. If it is determined, based on qualitative factors, the fair value of the reporting unit may be more likely than not less than the carrying amount or if significant changes to macro-economic factors related to the reporting unit have occurred that could materially impact fair value; a quantitative goodwill impairment test would be required. Alternatively, the Company may elect to forgo the qualitative assessment and perform the quantitative test.

Notes to Statement of Financial Condition

December 31, 2025

2. **Summary of Significant Accounting Policies (cont.)**

The quantitative goodwill impairment test identifies if an impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have an impairment. However, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, up to the total amount of goodwill.

The Company has performed the quantitative goodwill impairment test and determined the fair value of the goodwill is greater than the carrying value; therefore, the goodwill of $772,574 was not impaired at December 31, 2025.

h. **Employee loans receivable and covenants not to compete** – In the ordinary course of business, the Company enters into agreements to retain certain employees that include covenants not to compete and employee loans. During the term of employment, the loan amounts due under the agreements are forgiven monthly and amortized. These agreements range from two to six-year periods and are unsecured. The agreements provide for the repayment of unamortized loan amounts at the time of separation of employment. Gross original agreements were $3,291,690 net of accumulated amortization of $2,567,694 at December 31, 2025.

i. **Income taxes** – The Company's operations are included in the consolidated federal income tax return of the Parent. Federal income taxes are calculated as if the Company files on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates and any change in the enacted tax rates is recognized in income in the period that includes the enactment date.

ASC 740, "Income Taxes," clarifies the accounting for uncertainty in income taxes recognized in the statement of financial condition and requires the impact of a tax position to be recognized in the statement of financial condition if that position is more likely than not of being sustained by the taxing authority. A deferred tax liability is recognized for all temporary differences that will result in future taxable income; a deferred tax asset is recognized for all temporary differences that will result in future tax deductions, subject to reduction of the asset by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance is subject to ongoing adjustment based on changes in circumstances that affect management's judgment about the realizability of the deferred tax asset.

The Parent is no longer subject to U.S. federal and state tax examinations by tax authorities for years before 2022.

j. **Leases** – The Company determines if a contract is or contains a lease at inception of the agreement. Operating and finance leases are recognized as Right-of-Use ("ROU") assets and the related obligations are recognized as liabilities on the Company's statement of financial condition. Leases with an initial lease term of one year or less are not recorded on the statement of financial condition.

ROU assets, which represent the Company's right to use an underlying asset, and lease liabilities, which represent the Company's obligation to make lease payments arising from the lease, are recognized based on the present value of the future lease payments over the lease term at commencement date. Certain of the Company's leases contain renewal and/or termination options. The Company recognizes renewal or termination options as part of its ROU assets and lease liabilities when the Company has the unilateral right to renew or terminate and it is reasonably certain these options will be exercised. The Company determines the present value of lease payments based on the implicit rate, which may be explicitly stated in the lease, if available, or the Company's estimated collateralized incremental borrowing rate based on the term of the lease. For operating leases, lease expense is recognized over the lease term.

k. **Related party transactions** – In the normal course of business, the Company purchases and sells securities for Company officers and a bank that is a subsidiary of the Parent. Transactions with Company officers have substantially the same terms as those with unrelated parties. Transactions with affiliated bank for new issues have the same terms as those with unrelated parties while secondary market sell transactions do not include a markup.

Notes to Statement of Financial Condition

December 31, 2025

2. <u>**Summary of Significant Accounting Policies (cont.)**</u>

l. **Use of estimates** – The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying statement of financial condition are based upon management's evaluation of the relevant facts and circumstances as of the date of the statement of financial condition. However, actual results may differ from the estimates and assumptions used in the accompanying statement of financial condition.

m. **Fair value measurements** – The Company measures certain of its financial assets and liabilities on a fair value basis using various valuation techniques and assumptions, depending on the nature of the financial asset or liability. Additionally, fair value is estimated either annually or on a nonrecurring basis to evaluate certain financial assets and liabilities for impairment or for disclosure purposes. Hierarchical levels defined by ASC 820, "Fair Value Measurements and Disclosures," and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities are as follows:

- **Level I** – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level I fair value generally are equities listed in active markets and investments in publicly traded mutual funds with quoted market prices.

- **Level II** – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets and liabilities that are generally included in this category are government and agency securities, municipal bonds, certain hybrid financial instruments, certain mortgage and asset backed securities, and certain corporate debt.

- **Level III** – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Generally, assets and liabilities carried at fair value and included in this category are certain mortgage and asset-backed securities, certain corporate debt, certain municipal debt and certain private equity investments.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of marketable security and market conditions. As the observability of prices and inputs may change for a marketable security from period to period, this condition may cause a transfer of a marketable security among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is greatest for marketable securities categorized in Level III.

The Company is required to update the market values for their ending marketable security balances at the end of each reporting period. Each marketable security which trades in an active market's ending period date market value is obtained from an independent third party pricing source. These pricing services are considered Level II input data for pricing of marketable securities and provide the baseline valuation estimates for the Company's marketable securities when available. The independent third party pricing information is provided directly to the Company through the Company's online securities processing platform.

At the end of each period, the Company provides the marketable security listing to management, the market price data from the independent third party pricing provider and independent agency bond ratings for each graded marketable security. Management adjustments from these estimates to their estimated current market value are based on their knowledge of the related marketable security taking into consideration any local specific knowledge credit events, bond ratings, coupon rate and maturity.

Marketable securities with significant pricing differences from the independent pricing source are subjected to a second review by the Company's management for reasonableness and to verify ending price estimate.

The following outlines the valuation methodologies and inputs for the Company's material categories of assets and liabilities:

- **State and municipal government obligations** – The fair value of municipal bonds is derived using recent trade activity, market price quotation and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. For obligations traded in a market that is not active or not priced

Notes to Statement of Financial Condition

December 31, 2025

2. <u>**Summary of Significant Accounting Policies (cont.)**</u>

by the Company's independent third party pricing service, fair value is determined using unobservable inputs. Current interest rates, credit events and individual bond characteristics such as coupon, call feature, maturity and revenue purpose are considered in the valuation process. Securities valued using observable data are considered Level II and unobservable value inputs are considered Level III in the fair value hierarchy.

- **U.S. Government obligations** – The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services. Agency issued debt securities are generally classified as Level II in the fair value hierarchy.

- **Corporate obligations** – When available, corporate bonds are based on the most recent observable trade and/or external quotes for independent dealer pricing services. When price information is not available, the Company utilizes coupon interest rates, credit events and underlying collateral analysis to value these obligations. Securities valued using observable data are considered Level II and unobservable value inputs are considered Level III in the fair value hierarchy.

- **Certificates of deposit** – The fair value of certificates of deposit are derived using market prices and recent trade activity of similar items and are considered Level II in the fair value hierarchy.

- **Other marketable securities** – The fair value of private placement offerings and municipal leases within this category are valued utilizing underlying collateral analysis and individual bond characteristics such as coupon, call feature and maturity. The fair values of marketable securities within the category are considered Level III in the fair value hierarchy.

- **Life insurance policies and nonqualified deferred compensation liabilities** – The Deferred Compensation Plan (the "Plan") is comprised of individual life insurance policies issued. The Plan allows the Company to invest premiums in a group of private mutual funds available only to the policyholders. The Cash Surrender Value ("CSV") is calculated daily based on the Net Asset Value ("NAV") of the investment elections, as directed by the Company. The NAVs are provided daily to the Company's third party record keeper. The deferred compensation liability is calculated daily based on the NAVs of the investment elections, as directed by the Plan's participants (the Company's employees). The Plan participants make investment elections from the same set of mutual funds. The participant liability and CSV are based on the same NAVs. The Company's investment objective is to match the investments in the policies' CSV to the elections made by the participants. These private mutual funds will mirror the results of many of the similarly styled funds traded in the public sector. Based on the nature of the funds, the ability of the fund manager to report NAVs daily and third party record keeping, these assets and liabilities are considered Level II in the fair value hierarchy.

n. **Contingencies** – In the normal course of business, the Company has been named, from time to time, as a defendant in legal and regulatory proceedings. The Company is also involved, from time to time, in other exams, investigations and similar reviews (both formal and informal) by governmental and self-regulatory agencies regarding its business, certain of which may result in judgments, settlements, fines, penalties, or other injunctions.

The Company recognizes a liability for a contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum in the range as the loss accrual.

Notes to Statement of Financial Condition

December 31, 2025

3. **Receivables from Clearing Broker**

> The Company evaluates credit losses under the guidance of ASC 326 Financial Instruments – "Credit Losses". The Company measures all expected credit losses for financial assets measured at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring.

> The balances shown as receivables from clearing broker represent amounts due in connection with normal trading transactions executed for the Company. These receivables are generally collateralized by securities held by or due to the Company. To further minimize the risks associated with these balances, the Company monitors the credit standing of the clearing broker with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of the securities due from others. Because these receivable balances are generally collateralized, the Company has not historically incurred any significant losses related to credit losses. Accordingly, the Company has not recorded an allowance for credit losses at December 31, 2025. The opening balance of receivables was $3,908,880 as of January 1, 2025.

4. **Marketable Securities owned and sold**

> Marketable securities owned and sold consist of the following trading securities, stated at fair market values:

Marketable securities		Cost		Gross Unrealized Gains		Gross Unrealized Losses		Market Value
State and municipal government obligations	$	12,479,602	$	205,411	$	(213,131)	$	12,471,882
Corporate obligations		6,394,135		3,536		(553,645)		5,844,026
U.S. Government obligations		9,938,749		23,951		-		9,962,700
Certificates of deposit		339,594		-		-		339,594
Other		517,453		-		(7,158)		510,295
	$	29,669,533	$	232,898	$	(773,934)	$	29,128,497

Marketable securities sold, not yet purchased		Cost		Gross Unrealized Gains		Gross Unrealized Losses		Market Value
U.S. Government obligations	$	(821,399)	$	2,368	$	-	$	(819,031)
	$	(821,399)	$	2,368	$	-	$	(819,031)

5. **Furniture, Equipment and Leasehold Improvements**

The furniture, equipment and leasehold improvements are as follows:

Leasehold improvements	$	29,050
Furniture and equipment		5,291,316
		5,320,366
Accumulated depreciation		(3,260,111)
Furniture, equipment and leasehold improvements, net	$	2,060,255

6. **Short-Term Borrowings**

At December 31, 2025, the Company had a $40,000,000 revolving line of credit agreement with the Parent, of which there was no outstanding balance as of December 31, 2025. The revolving line of credit agreement bears interest at a fixed rate (7.00% at December 31, 2025), matures in April 2026 and is uncollateralized There were no amounts borrowed under the agreement for the year ended December 31, 2025.

As of December 31, 2025, the Company had no outstanding obligations that were subordinated to claims of general creditors.

7. **Income Taxes**

The Company utilizes the asset and liability method to determine deferred income taxes. Under this method, deferred income taxes are determined by applying statutory tax rates in effect at the financial statement date to differences between the book basis and the tax basis of assets and liabilities.

The net deferred income tax asset reflected in the accompanying statement of financial condition resulted primarily from the recognition of the nonqualified deferred compensation liability for financial reporting purposes which are not yet deductible for income tax reporting purposes.

Total deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets		
Nonqualified deferred compensation	$	4,618,807
Covenants not to compete		1,492
Other		74,067
Total deferred tax assets		4,694,366
Deferred tax liabilities		
Accumulated depreciation		393,977
Goodwill		188,485
Prepaids		292,536
Other		29,017
Total deferred tax liabilities		904,015
Net deferred tax assets	$	3,790,351

8. **Commitments and Contingencies**

The following schedule reflects the future minimum rental payments required under the operating leases that have non-cancelable lease terms in excess of one year as of December 31, 2025:

	Non-Related Parties	Related Parties	Total
2026	$ 233,312	$ 591,500	$ 824,812
2027	188,773	591,500	780,273
2028	-	591,500	591,500
2029	-	591,500	591,500
2030 & thereafter	-	3,499,708	3,499,708
Total undiscounted rental payments	422,085	5,865,708	6,287,793
Less interest: present value discount at 5.5% and 7.0% respectively	21,148	1,644,924	1,666,072
Operating lease liabilities	$ 400,937	$ 4,220,784	$ 4,621,721

The weighted-average remaining lease term and discount rate for operating lease liabilities included in the statement of financial condition are as follows:

	As of December 31, 2025	
	Operating Leases	
	Non-Related Parties	Related Parties
Weighted-average remaining lease term (years)	1.83	9.92
Weighted-average discount rate	5.50%	7.00%

The Company leases its office space from the Parent and also leases New York, NY office space. The leases are accounted for under Topic 842, "Leases". The term for the Little Rock lease is ten years, beginning on December 1, 2025 and ending on December 1, 2035. The term for the New York City lease is 5 years, beginning on October 15, 2022 and ending on October 15, 2027.

In the normal course of business, the Company is a party to lawsuits and claims. In some of the lawsuits, relating primarily to its securities business, the plaintiffs claim substantial amounts. Management intends to vigorously defend these matters and, after consultation with counsel, believes that resolution of all such matters are not expected to have a material adverse effect on the financial condition of the Company. Factors considered by management in reaching this conclusion are the loss and damages sought by the plaintiffs, the merits of the claims, the total cost of defending the litigation, the potential for fines and penalties from regulatory agencies, and the likelihood of a successful defense against the claims.

In addition, the Company enters into when-issued transactions and underwriting commitments. Such commitments require that the Company purchase securities at specified prices. To manage the off-balance sheet risk related to these commitments, the Company generally sells the issue to third parties on a when-issued basis. At December 31, 2025, the Company had commitments to purchase securities of $673,837 and had no firm commitments to sell securities.

The Company maintains, at various financial institutions, cash balances which may exceed the federally insured amounts at various times during the year. The total amount in excess of federal insurance was $10,557,573 at December 31, 2025. The Company has not incurred losses in any of the accounts.

Notes to Statement of Financial Condition

December 31, 2025

9. **Net Capital Requirement**

As a registered broker-dealer, Crews is subject to the Uniform Net Capital Rule 15c3-1 administered by the SEC. Crews has elected to compute its net capital requirement under the aggregate indebtedness method of the rule, which does not allow the aggregate indebtedness of Crews, as defined under the rule, to exceed 15 times regulatory net capital. At December 31, 2025, Crews had an aggregate indebtedness to net capital ratio of 0.77 to 1 with $31,050,271 of regulatory net capital, which was $29,460,973 in excess of the required minimum regulatory net capital of $1,589,298.

The Company applies judgment in interpreting certain provisions of the net capital rule. Those interpretations which are reviewed periodically by FINRA and the SEC, can have a significant impact on the Company's computed net capital. Management believes its interpretations are appropriate.

10. **Related Party Transactions**

The Company controls no customer deposits and Pershing controls customer deposits of $16,154,236 held on behalf of customers at a bank that is a subsidiary of the Parent at December 31, 2025.

11. **Deferred Compensation**

The Company has a nonqualified deferred compensation arrangement ("DC Plan") for certain employees, which permits participants to defer a portion of their compensation ("Participant Deferrals") and provides that the Company will make matching contributions up to a specified dollar amount. The Participant Deferrals are fully vested and are credited with the gain or loss associated with the investment choices selected by the participant as provided by the DC Plan. The Company contribution is credited with interest at a specified rate set each year by the Company. The rate for 2025 was 2.250% per annum and vests over a 10-year period. The Company funds its obligations under these arrangements through the purchase of life insurance policies. The cash surrender value of these life insurance policies was $17,759,228 as of December 31, 2025 included in the accompanying statement of financial condition. The Company's net benefit obligation under these arrangements which is reflected in nonqualified deferred compensation liability, at fair value in the accompanying statement of financial condition was $18,931,866 at December 31, 2025.

12. **Retirement Plan**

The Company sponsors a defined contribution plan (the "401(k) Plan"), which is intended to provide assistance in accumulating personal savings for retirement. The 401(k) Plan is qualified as a tax-exempt plan under Sections 401(a) and 401(k) of the Internal Revenue Code. The 401(k) Plan covers all full-time employees of the Company upon hire date. Participants may make rollover contributions and deferral contributions through payroll deductions. The Company may, at its discretion, make matching contributions for the benefit of each participant making a deferral contribution. During 2025, the Company matched up to 4% of a participant's compensation based on the amount of the deferral contribution. The Company may also make a discretionary non-elective contribution, as determined by the Company.

Notes to Statement of Financial Condition

December 31, 2025

13. <u>**Fair Value of Financial Instruments**</u>

The following table sets forth the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis.

	Quoted Prices in Active Markets for Identical Assets (Level I)	Other Observable Inputs (Level II)	Unobservable Inputs (Level III)	Total
Assets				
Marketable securities owned				
State and municipal				
government obligations	$ -	$ 10,617,455	$ 1,854,427	$ 12,471,882
Corporate obligations	-	4,422,509	1,421,517	5,844,026
U.S. Government	-	9,962,700	-	9,962,700
Certificates of deposit	-	339,594	-	339,594
Other	-	233,808	276,487	510,295
	-	25,576,066	3,552,431	29,128,497
Cash surrender value of life				
insurance policies	-	17,759,228	-	17,759,228
Total assets at fair value	$ -	$ 43,335,294	$ 3,552,431	$ 46,887,725
Liabilities				
Marketable securities sold				
not yet purchased				
U.S. Government	$ -	$ 819,031	$ -	$ 819,031
	-	819,031	-	819,031
Nonqualified deferred				
compensation liability	-	18,931,866	-	18,931,866
Total liabilities at fair value	$ -	$ 19,750,897	$ -	$ 19,750,897

13. Fair Value of Financial Instruments (cont.)

The following table presents additional information about financial assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level III inputs or value drivers to determine fair value.

	State and Municipal Government Obligations	Corporate Obligations	Other	Total
Balances - January 1, 2025	$ 1,488,137	$ 4,889,941	$ 344,561	6,722,639
Total realized gains (losses) - included in earnings	13,894	37,481	208	51,583
Purchases	2,958,038	2,574,288	-	5,532,326
Sales	(2,605,642)	(6,080,193)	(68,282)	(8,754,117)
Transfers in and/or out of Level III	-	-	-	-
Balances - December 31, 2025	$ 1,854,427	$ 1,421,517	$ 276,487	$ 3,552,431

The following table presents quantitative information about the significant unobservable inputs utilized by the Company in the fair value measurements of Level III assets.

Description	Fair Value	Valuation Technique	Unobservable Inputs	Range
State and municipal government obligations	$ 1,854,427	Bond characteristic analysis	Current interest rates, credit events, coupon, call feature maturity and revenue purpose	0% - 6.6% coupon 5.34% weighted-average 1 - 27 year maturity 8.8 year weighted-average
Corporate obligations	$ 1,421,517	Bond characteristic analysis	Current interest rates, credit events, coupon, call feature and maturity	4.5% - 8.5% coupon 5.3% weighted average 2 - 28 year maturity 18 year weighted-average
Other marketable securities	$ 276,487	Collateral analysis	Valuation of underlying collateral and convertibility of assets	4.5% coupon 4.5% weighted-average 4 year maturity 4 year weighted-average

Notes to Statement of Financial Condition

December 31, 2025

14. **Segment Information**

   The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company operates in a single reportable segment; therefore, all financial information, including assets, is included in the accompanying financial statements.

15. **Subsequent Events Evaluation Date**

   The Company evaluated the events and transactions subsequent to its December 31, 2025 financial statement date and determined there were no other significant events to report through February 27, 2026, which is the date the Company issued its statement of financial condition.